SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: December, 2009	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: December 16, 2009	By:	/s/ Gary J. Daniel
		Name:	Gary J. Daniel
		Title:	Corporate Secretary & Senior Legal Counsel

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	News Release dated December 16, 2009

NEWS RELEASE FOR IMMEDIATE RELEASE

Financing secured for tripling Egyptian nitrogen facility
December 16, 2009 — ALL AMOUNTS ARE STATED IN U.S.$
CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) is pleased to announce that the Egyptian Nitrogen Products Company S.A.E. (“ENPC”), a wholly owned subsidiary of MISR Fertilizer Production Company S.A.E. (“MOPCO”) of Egypt, has secured local financing of $1.05-billion. This will allow ENPC to proceed with the next steps of the construction of the second and third production trains at the existing MOPCO nitrogen facility in Damietta, Egypt. This is the largest single financing completed by Egyptian led banks and is fully underwritten.
“We are extremely pleased that ENPC has been able to reach a financing agreement for the tripling of the existing nitrogen facility in Egypt. This is an outstanding opportunity for Agrium to participate in the significant expansion to this world class facility and in an area with long-term, competitively priced gas and prime access to world markets. We appreciate the support and efforts of the Government of the Arab Republic of Egypt and especially the Ministry of Petroleum, in achieving this financial close. Our project co-owners bring local business knowledge, energy supply and distribution expertise, which combined with our expertise in operations and global marketing, positions MOPCO as a leading global facility. This investment also grows Agrium’s international presence and is an important step in continuing to diversify our asset base,” said Mike Wilson, President and CEO.
Agrium owns a 26 percent equity interest in the existing MOPCO facility, which has been in operation since October 2008. This translates into 169,000 tonnes out of the 650,000 tonnes of urea capacity from a highly cost competitive, export-oriented facility. The equipment fabrication for the two train expansion is approximately 95 percent complete. Field construction of the two trains will now accelerate, with both trains expected to be completed in the first half of 2012. Total annual production at the site will be 1,950,000 tonnes of urea and 150,000 net tonnes of ammonia. Agrium’s 26 percent share of the production upon completion of the two new trains will be 507,000 tonnes of urea and 39,000 tonnes of net trade ammonia and Agrium will market all 1,300,000 tonnes of urea and 100,000 tonnes of ammonia in the export market from the two new trains. Under the financing plan, Agrium will not be required to put any further equity into the project.
The satisfaction of all conditions precedent of the financing agreement and first drawdown are expected by year end.

About Agrium
Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
Forward-Looking statements
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties as well as various assumptions and business sensitivities, including those referred to in the MD&A section of the Corporation’s most recent Annual Report to Shareholders as well as those risk factors described in the Corporation’s most recent Annual Information Form, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, failure to satisfy conditions precedent to the proposed transaction, a potential failure of the Egyptian government to issue all necessary approvals and consents required to complete the project as planned, changes in development plans, capital construction costs, construction progress, and potential delays in building and completing, timing of commencement of commercial production and completion of related infrastructure, availability of equipment and labor, performance of other parties, political risks, including civil unrest, actions by armed groups or conflict, general economic, market and business condition, Egyptian governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.
FOR FURTHER INFORMATION:
Investor/Media Relations:
Richard Downey, Senior Director, Investor Relations
(403) 225-7357
Todd Coakwell, Manager, Investor Relations
(403) 225-7437
Contact us at: www.agrium.com